78003 DC

NoAct

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06022821

January 24, 2006

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary
Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/24/2006

Re: Pfizer Inc.
Incoming letter dated December 19, 2005

Dear Ms. Foran:

This is in response to your letter dated December 19, 2005 concerning the shareholder proposal submitted to Pfizer by The Sisters of Charity of St. Elizabeth. We also have received a letter on the proponent's behalf dated January 23, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary

December 19, 2005

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of The Sisters of Charity of Saint Elizabeth*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc. ("Pfizer") intends to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (collectively, the "2006 Proxy Materials") a shareholder proposal (the "Proposal") and a statement in support thereof received from The Sisters of Charity of Saint Elizabeth (the "Proponent").

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing them of Pfizer's intention to omit the Proposal from the 2006 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Pfizer files its definitive 2006 Proxy Materials with the Commission. Pfizer hereby agrees to promptly forward to the Proponent any response from the staff of the Division of Corporation Finance (the "Staff") to this no-action request that the Staff transmits by facsimile to Pfizer only.

A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. Pfizer hereby respectfully requests that the Staff concur in our view that the Proposal may be excluded from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(7), because the Proposal deals with Pfizer's ordinary business operations.

THE PROPOSAL

The Proposal requests that Pfizer's Board of Directors "review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on [Pfizer's] business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company."

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Relating To Pfizer's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of a shareholder proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). In Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"), the Staff stated with respect to analyzing under Rule 14a-8(i)(7) proposals that address environmental or public health issues, "In determining whether the focus of these proposals is a significant social policy issue [as opposed to ordinary business matters], we consider both the proposal and the supporting statement as a whole."

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day to day basis" that they could not be subject to direct shareholder oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Staff has added that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Release No. 34-20091 (Aug. 16, 1983). In addition, the Staff has indicated, "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

For the reasons addressed below, the Proposal relates to Pfizer's ordinary business operations. Thus, Pfizer believes that the Proposal is excludable under Rule 14a-8(i)(7).

A. The Proposal requests that Pfizer engage in an internal assessment of Pfizer's operations.

The Proposal seeks a report identifying the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on Pfizer. It is well-established that shareholder proposals seeking detailed information on a company's assessment of the financial implications of aspects of its business operations delve into the minutiae and details of the ordinary conduct of business and do not raise significant policy issues. For example, in *American International Group, Inc.* ("AIG") (avail. Feb. 19, 2004), involving a substantially similar proposal, the Staff agreed with AIG's view that the proposal related to AIG's ordinary business operations because the proposal's request for a report on the economic effects of these diseases on AIG's operations improperly related to an evaluation of risk. AIG's incoming no-action letter noted that it considered these pandemics on a daily basis when making decisions related to its products. The Staff also concurred that Texas Instruments could exclude a substantially similar proposal "under rule 14a-8(i)(7), as relating to Texas Instruments' ordinary business operations (i.e., evaluation of risk)." *Texas Instruments Inc.* (avail. Jan. 28, 2005).

The same analysis applies here. As an international pharmaceutical company, the impact of these pandemics is an important factor that Pfizer considers in decision-making related to discovering, developing, manufacturing, and marketing leading prescription medicines for humans and animals and many of the world's best-known consumer brands. Thus, decisions related to such evaluations are "fundamental to management's ability to run a company on a day to day basis" and, as a result, could not be subject to direct shareholder oversight. Similarly, we believe that the Proposal seeks to micro-manage Pfizer because it seeks to involve shareholders in decisions related to Pfizer's vast array of products, which would "prob[e] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The *Texas Instruments* and *AIG* letters are consistent with other Staff precedent concurring that proposals seeking similar assessments of risks are excludable. For example, in *Xcel Energy Inc.*, (avail. Apr. 1, 2003), the Staff concurred that a shareholder proposal urging the board of directors to issue a report disclosing "the economic risks associated with the Company's past, present, and future emissions" [of several greenhouse gases], "the public stance of the company regarding efforts to reduce these emissions," and "the economic benefits of committing to a substantial reduction of those emissions related to its current business activities" was excludable under Rule 14a-8(i)(7) because they related to the "evaluation of risks and benefits" of ordinary business matters. Xcel Energy's no-action request noted that "[t]he Proposal's principal focus is the economic viability and profitability of the Company" and "the Proposal seeks an appraisal of the economic risks and benefits concerning the emission of certain pollutants." Similarly, the Proposal emphasizes the "economic effects" of certain pandemics on Pfizer's "business strategy, and its initiatives." *See also The Dow Chemical Company* (avail. Feb. 23, 2005) (concurring that the company could exclude a shareholder proposal requesting a report describing the reputational and financial impact of the company's response to pending litigation under Rule 14a-8(i)(7) because it related to the company's ordinary business operations (*i.e.*, evaluation of risks and liabilities)); *Newmont Mining Corp.* (avail. Feb. 4, 2004) (concurring that the company could exclude a shareholder proposal requesting a report on the risk to the company's "operations, profitability and reputation" arising from its social and environmental liabilities, where the company argued that an assessment of financial risks of its operations implicated the company's ordinary business operations); *Willamette Industries, Inc.* (avail. Mar. 20, 2001) (excluding a proposal related to a request for a report on environmental problems, including an estimate of worst case financial exposure due to environmental issues for the next ten years); *The Mead Corporation* (avail. Jan. 31, 2001) (excluding a proposal related to a request for an economic or financial report of the company's environmental risks).

Like the proposals in *Texas Instruments* and *AIG*, the Proposal seeks a report on the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on a company's operations. As a result, the Proposal's focus is on Pfizer engaging in an internal assessment of its operations. Thus, under established Staff precedent, the Proposal improperly relates to Pfizer's ordinary business operations and may be excluded under Rule 14a-8(i)(7).

B. The Proposal addresses ordinary business matters, not a significant social policy issue.

We believe that the text of the Proposal and its supporting statement support our conclusion that the Proposal focuses on ordinary business matters, thereby rendering the Proposal excludable under Rule 14a-8(i)(7). In SLB 14C, the Staff explained the difference between proposals that "relate to ordinary business matters" and those that "focus on 'sufficiently significant social policy issues . . . [which] would not be considered to be excludable, because the proposals would transcend the day-to-day business matters'":

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7). SLB 14C.

The Proposal asks that Pfizer's Board conduct an internal review of the economic effects of certain diseases on Pfizer's business strategy and initiatives. The supporting statement also emphasizes "economic growth" and the difficulties investors face in "assess[ing] whether companies are effectively optimizing opportunities and minimizing risks." For these reasons, the Proposal and its supporting statement focus on "an internal assessment of the risks or liabilities that the company faces as a result of its operations."

While the Staff has indicated that certain shareholder proposals related to HIV/AIDS, tuberculosis and malaria raise significant social policy issues and, therefore, may not be excluded in certain circumstances, those proposals focused on "the company minimizing or eliminating operations that may adversely affect the environment or the public's health." SLB 14C. In contrast, the Proposal requests an internal assessment of economic risks. It is therefore distinguishable from the shareholder proposal at issue in *Johnson & Johnson, Inc.* (avail. Feb. 7, 2003), where the proposal requested that the board of directors establish and implement standards of response to the health pandemic of HIV/AIDs, tuberculosis and malaria and report on those standards and their implementation to shareholders. In sum, the Proposal does not raise a significant social policy issue with respect to Pfizer's initiatives to address HIV/AIDS, tuberculosis and malaria pandemics, but rather requests a report that focuses on the economic risks of Pfizer's business.

For these reasons, just as the Staff concurred that substantially similar proposals were excludable in *Texas Instruments* and *AIG*, Pfizer believes that the Proposal is excludable under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, Pfizer respectfully requests that the Staff of the Commission concur that it will take no action if Pfizer excludes the Proposal from its 2006 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-4802.

Sincerely,

Margaret M. Foran /ela

Margaret M. Foran

Enclosures

cc: Sister Barbara Aires, The Sisters of Charity of Saint Elizabeth

70335560_3.DOC

Exhibit A

THE SISTERS OF CHARITY OF SAINT ELIZABETH

RECEIVED

DR. HENRY MCKINNELL

November 1, 2005

Dr. Henry A. McKinnel
Chairman and Chief Executive Officer
Pfizer
235 East 42nd Street
New York, NY 10017

→ P. Forward
cc: files.

Dear Dr. McKinnell,

As you know, The Sisters of Charity of Saint Elizabeth remain deeply concerned about access to pharmaceuticals to prevent and treat victims of HIV/AIDS, TB and Malaria worldwide. The HIV/AIDS, TB and Malaria pandemic is not diminishing but instead is growing at faster rates in India, China and other areas. Therefore, the Sisters of Charity of Saint Elizabeth request to Board of Directors to provide a report on the economic effects of the pandemics on the Company's business strategy as described in the attached resolution. **We do this in hopes that dialogue will move forward and response to your February 2005 commitments are received.**

The Sisters of Charity of Saint Elizabeth are beneficial owners of at least 1000 shares of stock. Under separate cover you will receive proof of ownership. We will retain shares through the annual meeting.

I have been authorized to notify you of our intentions to file the attached proposal for consideration by the stockholders at the next annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the general rules and regulations of the Securities Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal by the stockholders, please include in the corporation's proxy material the attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility

OFFICE OF THE TREASURER
BAIRES@SCNJ.ORG

973.290.5402
973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

Report Related to Global HIV/AIDS-TB-Malaria Pandemics

Resolved: Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

Impact of the Pandemics on Pfizer

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Pfizer, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone for enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adopting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."[1]

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other deseases.[2]

The Council on Foreign Relations adds, "widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."[3]

Scope of the Pandemics

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS has been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

Reporting to Shareholders

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."[4]

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

[1] The public Health Crisis in Emerging Markets, Pharmaceutical Shareowners Group, September 2004.
[2] Access to medicines for the developing world and the pharmaceutical industry, Ethical Investment Research Service, May 2005.
[3] "HIV and National Security: Where Are The Links?" Laurie Garrett, Council on Foreign Relations, July 2005.
[4] Ibid.

THE SISTERS OF CHARITY
OF SAINT ELIZABETH

November 1, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Dear Madam/Sir:

Enclosed is a copy of the stockholder's resolution and accompanying statement which we, as stockholders in Pfizer, have asked to be included in the 2005 proxy statement.

Also, enclosed is a copy of the cover letter to Dr. Henry A. McKinnel, Chairman and CEO of Pfizer.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, S.C.
Coordinator of Corporate Responsibility

Encs.

SBA/an

SISTERS OF CHARITY OF SAINT ELIZABETH
GOD IS CHARITY
MDCCCLIX
NEW JERSEY

OFFICE OF THE TREASURER
BAIRES@SCNJ.ORG

P 973.290.5402
F 973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 23, 2006

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Mark Vilardo, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Pfizer, Inc.

Via fax 202-772-9201

Dear Sir/Madam:

I have been asked by the Sisters of Charity of Saint Elizabeth (which is hereinafter referred to as the "Proponent"), which is the beneficial owner of shares of common stock of Pfizer, Inc. (hereinafter referred to either as "Pfizer" or the "Company"), and which has submitted a shareholder proposal to Pfizer, to respond to the letter dated December 19, 2005, sent to the Securities & Exchange Commission by the Company, in which Pfizer contends that the Proponent's shareholder proposal may be excluded from the Company's year 2006 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Pfizer's year 2006 proxy statement and that it is not excludable by virtue of the cited rule.

The proposal requests the Company to report on the Company's response to the worldwide HIV/AIDS, tuberculosis and malaria pandemics epidemics.

BACKGROUND

Pfizer is the world's leading pharmaceutical company, and among the drugs that it has, or has under development, are (i) Maraviroc, to combat the HIV virus; (ii) Zithromax, to combat malaria and which may prove useful in combating some mycobacterium avium infections that often accompany HIV/AIDS; and (iii) Difucan, to combat the fungus infections that often accompany HIV/AIDS. (See, on Pfizer's website, its 2005 Corporate Citizenship Report, Section entitled "Our Priorities", first sub-part entitled "Infectious Diseases: Expanding Research" and second sub-part entitled "Making Medicine Available".)

Although Pfizer operates worldwide, one cannot readily discern from its financial statements or its 10-K the extent of its operations in sub-Sahara Africa, since Footnote 18 ("Segment, Geographic and Revenue Information") to its financial statements for the year ended December 31, 2004 merely states that it has revenues in excess of one-half billion dollars in ten countries outside the US and the accompanying table lists only the US, Japan and "All others". Nevertheless it would be safe to assume that the Company derives significant revenue from sub-Sahara Africa.

In short, Pfizer is an important pharmaceutical company as far as devising cures for HIV/AIDS (and its accompanying infections) and malaria, as well as, in all probability, having a significant presence in sub-Saharan Africa.

RULE 14a-8(i)(7)

BACKGROUND RE PANDEMIC

In order for a shareholder proposal to be excludable by virtue of Rule 14a-8(i)(7), the proposal must not only pertain to a matter of ordinary company business, but it must also fail to raise a significant policy issue. Thus, Rel 34-40018 (May 21, 1998) states:

> However, proposals relating to such matters but focusing on sufficiently significant social policy issues... generally would not be considered to be excludable, because the proposals would transcend the day-to-day business

matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

Clearly, the worldwide AIDS pandemic raises such a policy issue for pharmaceutical companies that produce anti HIV/AIDS drugs, whether or not they have significant sub-Saharan operations.

Had there been any question as to the seriousness of the underlying social problem caused by the pandemic, it was laid to rest by President Bush's State of the Union message delivered January 28, 2003. In that speech he made the combating of AIDS in sub-Sahara Africa one of only a couple of new initiatives announced, calling for a $15 billion program over five years, saying:

> Today, on the continent of Africa, nearly 30 million people have the AIDS virus including three million children under the age of 15. There are whole countries in Africa where more than one-third of the adult population carries the infection...
>
> And to meet a severe and urgent crisis abroad, tonight I propose the Emergency Plan for AIDS Relief, a work of mercy beyond all current international efforts to help the people of Africa.

In recent sessions of Congress numerous bills have been introduced that were designed to alleviate the crisis, a crisis that is taking place primarily in the third world, and especially in sub-Saharan Africa. These concerns culminated in the passage by the 108th Congress of H.R. 1298 (The "UNITED STATES LEADERSHIP AGAINST HIV/AIDS, TUBERCULOSIS, AND MALARIA ACT OF 2003"), which became P.L. 108-25 on May 28, 2003. (The final version of the bill had been passed by voice vote in the Senate on May 15, 2003 (149 Cong. Rec. S 6475 at 6500) and subsequently by voice vote in the House on May 21, 2003 (Cong. Rec. H 4375 at 4382. Note that in Section 2 of the Act, which sets forth the Congressional Findings which underlie the Act, Finding 22F. states that the United States can enhance the effectiveness of governmental action by "encouraging active involvement of the private sector, including businesses".

Earlier, in the 107th Congress, on December 11, 2001, the House had passed by voice vote H 2069, entitled the "GLOBAL ACCESS TO HIV/AIDS PREVENTION, AWARENESS, EDUCATION, AND TREATMENT ACT OF 2001", and on July 12, 2002, the Senate had passed (by unanimous consent) an amended version by substituting S 2525 ("UNITED STATES LEADERSHIP AGAINST HIV/AIDS, TUBERCULOSIS, AND MALARIA ACT OF 2002") and S 2649 ("INTERNATIONAL AIDS TREATMENT AND PREVENTION ACT OF 2002"), each of which had been introduced by the majority leader, Senator Frist (Senator Frist had also introduced two other bills on the same subject in the 107th, Congress, S 1032 "INTERNATIONAL INFECTIOUS DISEASES CONTROL ACT OF 2001" and S 15 "UNITED STATES LEADERSHIP AGAINST HIV/AIDS, TUBERCULOSIS, AND MALARIA ACT OF 2002". A total of some thirty Senators had cosponsored one or more of these bills.) However, the 107th Congress never reconciled the House and Senate versions.

Attached as Appendix A are the remarks that Senator Frist made in connection with his introduction of S 1032 and which appeared in the Congressional Record of June 13, 2001. (See 107th Cong 1st Sess, 147 Cong Rea S 6226.)

LEGAL BASIS AND PRECEDENT

In light of the concerns expressed by the President and the Congress, there can be no doubt that a shareholder proposal concerning AIDS, TB and Malaria submitted to a pharmaceutical company that makes drugs to combat malaria and HIV/AIDS, as well as the infections that often (or usually) accompany HIV infections, raises important policy issues with respect to that registrant. In the words of Senator Frist, his bill addressed "the most pressing moral, humanitarian and public health crisis of modern times".

In light of the significant policy issues raised for issuers by the pandemic, it is not at all surprising that the Staff has held that a shareholder proposal addressed to an issuer that does not manufacture drugs for Aids, for TB or for malaria nevertheless cannot be excluded under (i)(7). *Johnson & Johnson* (February 7, 2003) ("proposal raises significant social policy issues that are beyond the ordinary business operations of Johnson & Johnson" despite the fact that the registrant had stated that it made no drugs for the three diseases). *A fortiori*, it raises an important policy issues for pharmaceutical manufacturers of drugs to combat the disease.

Similarly, the Staff has recognized that, even for non-drug company registrants that operate in sub-Sahara Africa, shareholder proposals relating to the three pandemics raise such important policy questions that the issue becomes, in the words of (i)(5) "otherwise significantly related to the company's business". *Pepsico, Inc* (March 4, 2003); *Johnson & Johnson* (February 7, 2003); *Caterpillar, Inc* (January 3, 2003). Logically, if a social policy issue is significantly related to the business of an issuer under (i)(5) because it raises a significant non-economic issue, surely it similarly raises a significant policy issue under (i)(7).

In an attempt to evade the force of previous Staff determinations about the importance of the pandemic, the Company has attempted to characterize the Proponents' shareholder proposal as a "risk evaluation" proposal. Nothing could be further from the truth. The Staff has helpfully described what they consider to be a risk proposal as one where "the proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations". (See Staff Legal Bulletin No. 14C (June 28, 2005.)) There is no such focus in the Proponents' shareholder proposal. On the contrary, what the Proponents' shareholder proposal asks for, in essence, is that the Company describe what it is doing to alleviate the suffering of the population in areas where the pandemics are overwhelming the . The two letters relied upon by the Company, *American International Group, Inc.* (February 19, 2004) and *Texas Instruments Incorporated* (January 28, 2005) are not relevant since in each case there was no evidence that the registrant either manufactured anti-HIV drugs or had any significant operations in sub-Sahara Africa. Consequently, any impacts of the pandemics were theoretical and hypothetical. In those circumstances, the proposals submitted to those issuers might properly be deemed to be requesting them to evaluate risks. In contrast, the Proponents' shareholder proposal calls on Pfizer to report to the shareholders on the initiatives that it is taking to alleviate suffering in its own bailiwick. No assessment of potential liabilities is called for. No assessment of risks is called for.

For the foregoing reasons, the Proponent's shareholder proposal is not excludable by virtue of Rule 14a-8(i)(7).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Margaret M. Foran
Sister Barbara Aires
Sister Pat Wolf

APPENDIX A

By Mr. FRIST (for himself, Mr. Kerry, Mr. Helms, Mr. Leahy, Mr. Durbin, and Mr. Chafee):

- S. 1032 . A bill to expand assistance to countries seriously affected by HIV/AIDS, malaria, and tuberculosis; to the Committee on Foreign Relations.

Mr. FRIST . Mr. President, I have spoken several times over the last few months on what many consider to be the most pressing moral, humanitarian and public health crisis of modern times, the worldwide epidemic of HIV/AIDS. I have previously gone into great detail about the impact of the disease on families, communities, economies, and regional stability.

Sometimes we feel overwhelmed by the enormity of insolvable problems. We become inured to the tragedy, and look for problems we can more easily solve. But we must not turn away from the world-wide devastation of HIV/AIDS. Just consider this: right now, 36 million people are infected with HIV/AIDS a fatal infectious disease, mostly in developing countries. That number is more than the total combined populations of Virginia, Massachusetts, Tennessee, Maryland, Kentucky, Connecticut, New Mexico, Vermont and Nebraska. As of today, AIDS have orphaned 13 million children, more than the entire population of Illinois.

Compounding this burden, over 8 million people acquire tuberculosis each year, and 500 million more get malaria, both diseases that disproportionately affect the poorest countries. Frequently forgotten, malaria still kills a child every 40 seconds. Remember the horrific links between HIV/AIDS, TB and malaria. If you have AIDS you are much more likely to contract TB, and TB has become the greatest killer of those with AIDS. Similarly, if a person with HIV/AIDS contracts malaria, that person is more likely to die. And infectious diseases such as these cause 25 percent of all the deaths in the world today. But as Americans, we have many reasons to be proud of our response to the challenges.

The U.S. has been a leader in the global battles against AIDS, malaria and TB. This year, we are spending over $460 million on international AIDS assistance alone, not including research. This is approximately half of all the funds being spent on HIV/AIDS from all sources worldwide. In addition, we spend over $250 million on international TB and malaria programs. But we, and the rest of the world, must do more. The U.N. estimates that for basic HIV/AIDS prevention, treatment and care programs in Africa alone, over $3 billion will be required, and at least $5 billion needed if specific anti-AIDS drugs are more widely used.

In Abuja, Nigeria, on April 26, U.N. Secretary General Kofi Annan called for a global "war chest" to combat HIV/AIDS, malaria and TB. Few thought that his call would so quickly be answered.

On May 11, just 2 weeks later, Senator Leahy and I joined Secretary General Kofi Annan and Nigerian President Obasanjo as President Bush announced his intent to contribute $200 million as seed money for a new global fund designed to provide grants for prevention, infrastructure development, care and treatment for AIDS, malaria and TB. And this is to be over and above our already substantial bilateral commitments.

Uniquely, it will be financed jointly by governments and the private sector, and will focus on integrated approaches to turning back, and eventually conquering these scourges. While emphasizing prevention, this new initiative will also seek to develop health infrastructures so necessary to deliver services. Importantly, it will also support science-based care and treatment programs, including provision of drugs, and support for those, such as orphans, who are affected by disease, not just infected by it.

And because of recent action by the pharmaceutical companies to slash prices of AIDS drugs in Africa, for the first time in history, the drugs that revolutionized AIDS care and treatment in the U.S. can become part of a comprehensive prevention and care strategy in many more countries. This global fund is a new idea, it isn't a U.S. fund, or a U.N. fund, or a World Bank fund. However, it builds on last year's landmark work and legislation spearheaded by Congressman Jim Leach, Congresswoman Barbara Lee, and Senator John Kerry to establish a multilateral funding mechanism for HIV/AIDS.

A key component of the Global Fund will be the full participation of the private sector, including business, NGOs, foundations and individual citizens. The problem is so large that governments cannot do the work alone. Non-governmental organizations, both faith-based and secular will be critical in the delivery of prevention and care services and to quickly converting good intentions into practical programs on the ground. And use of the funds will be closely monitored to ensure that good public health and science drive the programs and intellectual property rights are protected.

The legislation Senators Kerry, Helms, Leahy, Durbin, and I are introducing today authorizes $200 million for fiscal year 2002, and $500 million for fiscal year 2003 to be appropriated for payment to the global trust fund. It will not substitute for, or reduce, resource levels otherwise appropriated for our excellent bilateral and multilateral HIV/AIDS, malaria and TB programs. This will be money well spent, it will save lives, and just as important, it will provide hope to the millions of people around the world who can do so much if given the prospect of a healthy future for themselves and their children.

Since the President was the first to announce our participation in the Global Fund for HIV/AIDS and Other Infectious Diseases, others have stepped up. France announced an initial contribution of $128 million, the United Kingdom has promised $106 million, and Japan is considering a significant commitment in the near future. Of particular interest, Winterthur- Credit Swisse has just announced a $1 million contribution, and others in the global business community are expected to follow. Other companies and foundations are considering financial or in-kind contributions.

Kofi Annan himself has offered $100,000 of his own money for the fund. I have also been told by U.N. Staff in New York that they have received many calls from private citizens asking how they can contribute. One gentleman from Virginia wants to send a check for $600. I have been assured that he and others like him will not have long to wait. A tax-exempt account for donations and toll-free number for information are being created as I speak. I understand that negotiations are underway with United Way to see if it can use its vast outreach to encourage donations. This is terrific news.

Every American, and others throughout the world, should join this fight against the diseases that have too long threatened our children, destroyed families, and undermined economic development of dozens of nations. This is not just government's fight. It is all of our responsibility to conquer HIV/AIDS, malaria and TB and consign them to the waste-bin of history.

Last week I had the opportunity of meeting with a remarkable woman from Atlanta who contracted HIV/AIDS at age 16. Denise Stokes has struggled with the virus for 15 years. She described what it was like spending time in hospital intensive care units and what it was like to not have access to available drugs. She prayed that some day there would be a cure and watched, from the depth of her illness, as policymakers seemed unable to grapple with the public health and personal tragedy that was AIDS. She is now sharing her experiences with churches, college students, community and professional organizations-challenging us to follow her example-to embrace our moral obligation to reach out beyond our selves, our communities and beyond our own country borders to fully battle the infectious diseases that are destroying so many lives on our planet. Denise Stokes' message is one of rising to a challenge, and bringing hope to the sick and their loved ones. All America must rise to this historic challenge and join in sending a message of hope.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 24, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated December 19, 2005

The proposal requests that the board of directors review and report to shareholders on the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy and initiatives to date.

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(7), as relating to Pfizer's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mark F. Vilardo
Special Counsel